September 19, 2024

Benjamin Tran
Chief Executive Officer
Bitech Technologies Corp
895 Dove Street, Suite 300
Newport Beach, CA 92660

       Re: Bitech Technologies Corp
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 3, 2024
           File No. 333-280668
Dear Benjamin Tran:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 30, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Prospectus Summary
Recent Developments, page 5

1. We note your disclosure of the July 2024 amendment to the Certificate of Incorporation to effect a reverse stock split at a ratio ranging between one for two (1:2) and one for eighty
       (1:80). Please expand your disclosure to update the reverse stock split status or outcome, and ensure that any stock split will be retroactively restated for all periods presented.
Risk Factors, page 12

2. We note your response to prior comment 4. With regard to the below items:

          We have experienced significant growth in recent periods. We intend to continue to expand our business significantly within existing and new market segments
 September 19, 2024
Page 2

       "We rely on third-party general contractors to install energy storage products at our sites.
       We currently work with a limited number of general contractors

       Please revise to clarify how you have experienced significant growth in recent periods, given that you recently acquired the rights to the development projects and have not done any development nor reported any operations; and whether it is true you currently work with a limited number of general contractors, which appears inconsistent with your disclosure in footnote (5) on page 3.
Capitalization, page 28

3. Please expand your disclosure under this heading, as well as under the Dilution heading on page 29, to explain why you exclude the 147,200,000 shares of common stock issuable upon the exercise of outstanding options at June 30, 2024. Additionally, revise your
       disclosure on page 8 regarding    the number of shares   outstanding
after this offering    to
       correctly state the inclusions and exclusions, consistent with pages 28 and 29.
Dilution, page 29

4.     Please further revise your Dilution disclosures for the following items:

             Your disclosed net tangible book value as of June 30, 2024 in the second paragraph does not match the number in the first table.
             Change "Total net tangible assets" label in the first table to "Total tangible assets" to match the description in the second paragraph.
             You appear to use the term "pro forma net tangible book value" and "pro forma as adjusted net tangible book value" interchangeably. If this is true, revise the label in the first paragraph following the first table to use the same consistent term "pro forma net tangible book value". If this is not true, expand disclosure to explain the difference.
             Reinstate the line item you deleted, namely "Increase in the pro forma net tangible book value per share attributable to new investors purchasing shares and Pre-Funded
           Warrants in this offering", to precede the line item "Dilution per share to new investors...".
             With regard to your statement "the pro forma as adjusted information...above is illustrative only", delete "as adjusted" or explain how "as adjusted" is different from
           "pro forma information" presented above. Additionally, clarify what and how "other terms of this offering determined at pricing" may change the presented information.
 September 19, 2024
Page 3
Business, page 36

5. We note the tabular presentations you added on pages 3 and 31 in response to prior comment 14. Please expand your presentations and disclosures to address these remaining items per prior comment 14:

       - Add the Solar projects and details similar to the BESS projects.
       - For each BESS and Solar project, add incremental details such as approximate time until permit is complete, nature and time of engineering and other work to be completed before construction can begin, time to construct once construction begins, other work and permits required to operate the projects, project management fees for each project.

       Additionally, given the number of projects and significant estimated cost of each project, discuss how you intend to sequence the projects or determine which projects will be developed and when, how financing arrangements will be pursued, uncertainties as to whether the projects will be completed, and what you plan to do with the projects not developed or not completed. As necessary, add a summary of your development plan including timeline for each significant step.
6. As it does not appear that you have fully addressed prior comment 16 with revised disclosures in the Business section, we reissue prior comment 16 as follows:

       We note that you have various disclosures regarding certain aspects of your business which appear suggestive of progress, experience, or certain business relationships as may
       include disclosures on pages 3, 34 and 36, stating    Our primary BESS
customers are key
       players in the energy industry,       Our extensive experience in BESS
development puts us
       in a favorable position to capitalize on the industry   s rapid growth,
     Our Power Desk
       team can   optimize our operational activities,   ;    Our breadth of
legislative authority
       relationships    enable us to effectively capture and utilize investment
tax credits
       (ITCs)      .

       Please expand these and any similar disclosures elsewhere in the filing as necessary to clarify the extent of any actual customers and suppliers, partnerships with Independent system operators (ISOs), the scope and extent of prior development experience, to include a description of any completed projects/facilities, how your power desk team has optimized any specific operational activities, and the nature of your legislative authority relationships and of the particular ITC arrangements that you have secured as a result of those relationships.

       Please ensure that your description of each matter is substantive and clear as to the extent of progress, experience and business relationships.

Recent Developments, page 38

7.     We note you disclosed on page 39 that you treated the April 24, 2024
Emergen
       transaction as an acquisition of assets instead of a business combination due to the lack of any operations. Please note that acquisition of assets does not give rise to goodwill. Revise your disclosure to remove the goodwill, and explain why you did not
 September 19, 2024
Page 4

       attribute the $22.22 million purchase price to the development rights as intangible assets. To the extent the $22.22 million purchase price exceeded the fair values of the development rights on your Emergen purchase date, given your disclosure on page 39 that the development rights were assigned to Emergen with no cost basis prior to sale to you, tell us how you have considered impairment assessment for such development
       rights. Refer to FASB ASC 350-30-25, 30-30 and 30-35 for guidance on intangible asset recognition, initial measurement and subsequent measurement, including amortization and impairment determinations.
8. We note your response to prior comments 12 and 13. Please update your disclosure under this heading to clarify that you have negotiated out of the $50 million financing commitment, if true as stated in your response, as the disclosure in
Note 8 on page F-14
       referred to the $50 financing commitment.
9.     We note your disclosure on page 39 regarding Emergen   s May 30, 2024
Project Sale
       Agreement (Agreement) with Bridgelink. Please expand your disclosure to clarify whether this Agreement is still in effect or the extent of any changes, including whether the described Bridgelink deposit has been paid and received, and when
Bridgelink   s
       option to return the projects expires (i.e. within ten days written notice of what event or milestone?).

       Additionally, disclose all the milestones that must be achieved, time frames and payments for each milestone, and whether Bridgelink has the option to return the projects for full refund even after certain milestones have been achieved and payments have been made.

       Make similar revisions regarding this Bridgelink Agreement to your disclosures, financial statements and related notes for the quarter ended June 30, 2024. Expand the financial statement note to discuss the accounting treatment for this Agreement and payments received, clarifying how the right of return affects or precludes your sale recognition.
       Describe any other sale contingency and related accounting treatment. Consolidated Financial Statements
General, page F-1

10. We note that you have not included unaudited interim financial statements for the three and six months ended June 30, 2024 in your registration statement. As previously raised in prior comment 23, please update the financial statements and related disclosures in your registration statement in accordance with Rule 8-08 of Regulation
S-X.

       Please note all the revisions that will be required to your June 30, 2024 financial statements, related notes and disclosures included in the registration statement based on the comments raised in this comment letter, such as the Bridgelink Agreement and the goodwill and intangible asset issues raised in the "Recent Developments" comments above.

       Additionally, please note that your Form 10-Q for the quarter ended June 30, 2024 will need to be amended to include similar revisions once all the comments affecting your
       June 30, 2024 financial statements in the registration statement have been resolved.
 September 19, 2024
Page 5

11. We note that the heading for the interim Consolidated Statements of Changes in
       Stockholders' Equity on page 7 of your Form 10-Q for the quarter ended June 30, 2024 is labeled as of December 31, 2024 instead of June 30, 2024. Please revise this label for both the interim financial statements to be included in the registration statement, and in Form 10-Q when amended.
Note 5 - Acquisition of Bitech Mining, page, page F-12

12. We note your response and reissue prior comment 27. Please note that since you determined Bitech Mining as the accounting acquirer in your March 31, 2022 reverse merger transaction with Spine Injury Solutions, you need to expand your
Note 5 to show,
       from an accounting perspective, the net assets acquired from Spine Injury Solutions at
       March 31, 2022. Refer to the guidance in FASB ASB 805-40-45-2.

       Per your Form 10-Q for the quarter ended March 31, 2022, Spine Injury Solutions had a stockholders' equity (deficit) (i.e. net assets book value) of $(388,795) at December 31,
       2021. As your consolidated equity at March 31, 2022 post reverse merger was $740,334 after considering Bitech Mining net assets of $1,122,214, this appears to suggest that your
       Spine net assets acquired at March 31, 2022 did not change much from its December 31,
       2021 net assets book value.

       Additionally, reconcile the Spine Injury Solutions net assets acquired amount to the
       $(139,880) recapitalization amount reported on page F-5.
General

13. We note your disclosure on page 18 that your amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the closing of this offering, will provide, unless you consent in writing to the selection of an alternative forum, that the Court of Chancery of the State of
       Delaware (or, and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware, or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the
       District of Delaware) and any appellate court therefrom, to the fullest extent permitted by law, is the sole and exclusive forum for derivative actions. This appears inconsistent with
       Article XIV of your Amended and Restated Bylaws filed as Exhibit 3.11. Please revise or advise.

       Additionally, where you continue to reference an "amended and restated articles of incorporation" that will become effective immediately prior to the closing of this offering, please clarify whether you intend on filing an amended and restated articles of incorporation. Lastly, where your disclosure states that your exclusive forum provision will not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, please revise your governing documents to ensure that the exclusive forum provision states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
       Act or the Exchange Act.
 September 19, 2024
Page 6

       Please contact Sondra Snyder at 202-551-3332 or Lily Dang at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact
Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Peter Campitiello, Esq.